SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

HV Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

40441H105
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,146
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,146
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,344
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,344
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.25%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,984
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 37,984
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.68%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,897
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,897
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,645
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,645
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,638
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,638
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40441H105
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,433
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 113,433
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,897
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,897
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40441H105

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,614
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 208,614
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40441H105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 208,614 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $2,895,820, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,259,125 Shares outstanding, which is the total number of Shares outstanding as of November 10, 2018, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

A.	SAL

(a)	As of the close of business on December 14, 2018, SAL beneficially owned 44,146 Shares.

       Percentage: Approximately 1.95%.

(b)	1. Sole power to vote or direct the vote: 44,146

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 44,146

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on December 14, 2018, SIP beneficially owned 28,344 Shares.

                               Percentage: Approximately 1.25%.

(b)	1. Sole power to vote or direct the vote: 28,344

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 28,344

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 40441H105

C.	SIPII

(a)	As of the close of business on December 14, 2018, SIPII beneficially owned 37,984 Shares.

Percentage: Approximately 1.68%.

(b)	1. Sole power to vote or direct the vote: 37,984

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 37,984

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 14, 2018, SIPIII beneficially owned 12,897 Shares.

Percentage: Approximately 0.57%.

(b)	1. Sole power to vote or direct the vote: 12,897

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 12,897

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	LSBK

(a)	As of the close of business on December 14, 2018, LSBK beneficially owned 21,645 Shares.

Percentage: Approximately 0.96%.

(b)	1. Sole power to vote or direct the vote: 21,645

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 21,645

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 40441H105

F.	Broad Park

(a)	As of the close of business on December 14, 2018, Broad Park beneficially owned 25,638 Shares.

Percentage: Approximately 1.13%.

(b)	1. Sole power to vote or direct the vote: 25,638

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 25,638

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 14, 2018, Chewy beneficially owned 12,500 Shares.

Percentage: Approximately 0.55%.

(b)	1. Sole power to vote or direct the vote: 12,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 12,500

4. Shared power to dispose or direct the disposition: 0

(c)	Chewy has not entered into any transactions in the Shares during the past 60 days.

H.	CBPS

(a)	As of the close of business on December 14, 2018, CBPS beneficially owned 25,460 Shares.

Percentage: Approximately 1.13%.

(b)	1. Sole power to vote or direct the vote: 25,460

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 25,460

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 40441H105

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 28,344 Shares owned by SIP and the 44,146 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 21,645 Shares owned by LSBK and the 25,460 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 113,433 Shares.

Percentage: Approximately 5.02%.

(b)	1. Sole power to vote or direct the vote: 113,433

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 113,433

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS are set forth on Schedule B and incorporated herein by reference.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 12,897 Shares owned by SIPIII.

Percentage: Approximately 0.57%.

(b)	1. Sole power to vote or direct the vote: 12,897

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 12,897

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 40441H105

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 44,146 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 28,344 Shares owned by SIP and the 37,984 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 12,897 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 21,645 Shares owned by LSBK and the 25,460 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 25,638 Shares owned by Broad Park, and the 12,500 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 208,614 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 9.23%.

(b)	1. Sole power to vote or direct the vote: 208,614

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 208,614

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, LSBK, Broad Park and CBPS are set forth on Schedule B and are incorporated herein by reference.

        An aggregate of 208,614 Shares, constituting approximately 9.23% of the Shares outstanding, are reported by the
        Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to HV Bancorp, Inc. Schedule 13D Amendment No. 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 40441H105

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Manager of Broad Park Investors, L.L.C.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
Jonathan Mandelbaum	Manager of Cavity, L.L.C., the General Partner of Chewy Gooey Cookies, L.P.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States

CUSIP No. 40441H105

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Shares
SAL	10/23/2018	15.206	40,796.60	2,683
SAL	10/25/2018	15.179	7,771.80	512
SAL	10/26/2018	15.115	15,115.00	1,000
SAL	10/29/2018	14.899	12,946.94	869
SAL	10/30/2018	15.008	27,315.00	1,820
SAL	11/6/2018	15.019	12,015.00	800
SAL	11/15/2018	15.030	7,620.00	507
SAL	11/16/2018	15.004	52,515.00	3,500
SAL	12/12/2018	15.082	10,210.62	677
SAL	12/13/2018	15.070	21,550.80	1,430
SAL	12/14/2018	15.067	32,348.82	2,147
Total			240,205.58	15,945

SIP	12/12/2018	15.094	6,731.76	446
SIP	12/13/2018	15.076	14,352.12	952
SIP	12/14/2018	15.070	21,580.92	1,432
Total			42,664.80	2,830

SIPII	12/12/2018	15.092	6,987.78	463
SIPII	12/13/2018	15.075	14,879.22	987
SIPII	12/14/2018	15.070	22,364.04	1,484
Total			44,231.01	2,934

SIPIII	12/12/2018	15.210	1,521.00	100
SIPIII	12/13/2018	15.189	1,761.96	116
SIPIII	12/14/2018	15.143	2,740.86	181
Total			6,023.82	397

LSBK	12/12/2018	15.102	5,451.66	361
LSBK	12/13/2018	15.079	11,671.44	774
LSBK	12/14/2018	15.073	17,559.90	1,165
Total			34,683.00	2,300

Broad Park	12/12/2018	15.094	6,746.82	447
Broad Park	12/13/2018	15.076	14,322.00	950
Broad Park	12/14/2018	15.070	21,535.74	1,429
Total			42,604.56	2,826

CBPS	11/21/2018	15.007	32,115.00	2,140
CBPS	12/12/2018	15.095	6,400.44	424
CBPS	12/13/2018	15.077	13,614.18	903
-CBPS	12/14/2018	15.071	20,466.48	1,358
Total			72,596.10	4,825

*Includes brokerage commission.